

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

Archil Cheishvili
Chief Executive Officer
GenesisAI Corporation
201 SE 2nd Ave.
Miami, Florida 33131

   Re: GenesisAI Corporation
     Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A
     Filed June 30, 2022
     File No. 024-11794

Dear Mr. Cheishvili:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Louis A. Bevilacqua, Esq.